Exhibit 2.1

CALL OPTION AGREEMENT

DATED OCTOBER 2, 2023

BETWEEN

COMMSCOPE HOLDING COMPANY, INC.

AND

VANTIVA SA

CALL OPTION AGREEMENT

This call option agreement (this “Call Option Agreement”) dated as of October 2, 2023, is entered into by and between CommScope Holding Company, Inc., a Delaware corporation (“Grantor”), and Vantiva SA, a société anonyme organized under the Laws of France (“Beneficiary” and together with Grantor, each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

The Grantor and the Beneficiary are hereafter referred to individually as a “Party” and collectively as the “Parties”.

Unless otherwise defined herein, capitalized terms used in this Call Option Agreement shall have the meaning ascribed to them in the draft Purchase Agreement attached as Schedule 1 - (A) (the “Purchase Agreement”).

WHEREAS:

(A)	The Grantor is currently engaged in, among other things, the operation of the Business.

(B)

The Beneficiary has expressed its interest for the potential acquisition of the Business (the “Contemplated Transaction”) as set out in the non-binding offer executed by the Parties on 31 August 2023 (the “Non-Binding Offer”).

(C)

In this context, the Parties have agreed that the Grantor would grant to the Beneficiary a call option on the Purchased Assets, the Purchased Shares and the Assumed Liabilities of the Business pursuant to the terms and conditions set forth in this agreement (the “Call Option Agreement”).

2.

IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	Definitions

“Completion of the Consultation Process” means the latest between (i) the date of completion of the information and consultation with the works council (Comité Social et Economique) of the Beneficiary, which shall occur at the earlier of (a) the receipt of the opinion from the works council (Comité Social et Economique) of the Beneficiary in accordance with Article L2312-8 of the French Labour Code, and (b) the expiry of the time period provided for in Article R2312-6 of the French Labour Code, and (ii) the date of completion of the information and consultation with the European works council of the Vantiva group, which shall occur at the receipt of the opinion from the European works council of the Vantiva group in accordance with Articles 2.2 and 2.3 of the Amendment dated 10 May 2006 to the European works council Charter dated 29 May 2000 ;

“Exercise Period” means the two (2) Business Day period immediately following the Completion of the Consultation Process.

2.	CALL OPTION

2.1

The Grantor irrevocably undertakes to execute the agreements attached as Schedule 1 (the “Transaction Documents”) (concurrently with their execution by the Beneficiary) (the “Call Option”), subject to the Beneficiary exercising the Call Option by sending to the Grantor, before the expiry of the Exercise Period, an exercise notice in the form attached as Schedule 2 (the “Exercise Notice”). The Exercise Notice shall indicate the date of execution of the Transaction Documents proposed by the Beneficiary, which shall be at the latest two (2) Business Days following the date of the Exercise Notice. For the avoidance of doubt, if the Beneficiary exercises the Call Option, the date of execution of the Purchase Agreement shall not affect the rights and obligations of the Parties as from the Reference Date (as defined in the Purchase Agreement).

For the avoidance of doubt, any amendment to the Transaction Documents in comparison to the versions attached as Schedule 1 shall (x) not alter their substance, except for alterations or updates that are specifically permitted or contemplated by the Purchase Agreement prior to the Closing, or (y) as mutually agreed by the Parties. In no event shall one Party be obliged to accept any reduction of its rights following the implementation of a proposed change.

None of the Parties shall be obliged to sign the Purchase Agreement or to complete the operations contemplated therein if any material part of the Purchase Agreement has not been finalized, remains in square brackets or is missing, and has not been agreed in good faith in accordance with the aforementioned conditions. It should also be noted that the Purchase Agreement includes a number of conditions precedent mentioned in particular in Article 7 of the Purchase Agreement (Conditions to Closing), which must be completed or waived in accordance with the terms of the Purchase Agreement prior to Closing.

2.2

The Beneficiary accepts the benefit of the Call Option solely as an option, without making any undertaking to exercise it, and expressly reserves the right not to exercise it, subject to the provisions herein.

2.3

(a) The Grantor acknowledges and declares that (i) its undertakings pursuant to the Call Option Agreement are definitive and irrevocable and cannot be withdrawn whether before or after the exercise of the Call Option by the Beneficiary and (ii) it has already given its definitive and irrevocable consent to the acquisition of the Purchased Assets, Purchased Shares and Assumed Liabilities of the Business in accordance with the terms and subject to the conditions set forth herein and in the Purchase Agreement.

3.

(b) Notwithstanding anything herein to the contrary, (i) the Grantor shall be free to terminate the Call Option Agreement without any indemnity or penalty of any nature whatsoever in case of occurrence of a Buyer Material Adverse Effect (as such term is defined in the Purchase Agreement) between the date hereof and the date of execution of the Purchase Agreement, and (ii) the Beneficiary shall be free to terminate the Call Option Agreement without any indemnity or penalty of any nature whatsoever in case of occurrence of a Material Adverse Effect (as such term is defined in the Purchase Agreement) between the date hereof and the date of execution of the Purchase Agreement (the termination described in this clause (ii), and this clause (ii) only, a “Beneficiary MAE Termination”).

3.	INFORMATION AND CONSULTATION PROCESS

3.1

The Beneficiary undertakes to convene the works council (Comité Social et Economique) of the Beneficiary and the European works council of the Vantiva group diligently and promptly and at the latest three (3) Business Days following the execution of this Call Option Agreement, in order to inform and consult the works council (Comité Social et Economique) of the Beneficiary and the European works council of the Vantiva group in accordance with Article L2312-8 of the French Labour Code and Articles 2.2 and 2.3 of the Amendment dated 10 May 2006 to the European works council Charter dated 29 May 2000, as soon as practicable as from the date hereof (the “Consultation Process”).

During the Consultation Process, the Beneficiary will inform the Grantor of any potential deadlock at least once a month, or more frequently as reasonably required by the Grantor, and share potential blocking points.

3.2

The Grantor agrees to cooperate with the Beneficiary with respect to the Consultation Process, including by making its reasonable best effort to diligently provide the Beneficiary with any document or information which the works council and European works council may reasonably request with respect to the Grantor and/or the Business. In any case, such obligation of cooperation shall not entail any commitments from the Grantor that could be requested by the works council (Comité Social et Economique) of the Beneficiary or the European works council of the Vantiva group; provided, however, the Grantor shall not be required to provide any information or cooperation to the extent it would not be required pursuant to the penultimate sentence of Section 6.2(a) of the Purchase Agreement (Access to Information; Confidentiality) or the first sentence of Section 6.17(a) of the Purchase Agreement (Proxy Statement; Buyer Prospectus; Buyer Shareholder Approval).

3.3

The Beneficiary undertakes to keep the Grantor regularly and reasonably informed of the status and progress of the Consultation Process and of any important facts or matters in relation thereto. In particular, the Beneficiary undertakes to notify in writing the Grantor at the latest on the following Business Day (i) of the issuance of their respective opinion by the works council and the European works council on the Contemplated Transaction or, (ii) following the expiration of their respective response period if the works council or the European works council are deemed to have been consulted and to have issued their opinion in connection with the Contemplated Transaction pursuant to French law.

4.	EXERCISE OF THE CALL OPTION

4.1

Following the Completion of the Consultation Process, the Beneficiary will be entitled to exercise the Call Option by sending an Exercise Notice within the Exercise Period, in accordance with the provisions of this Call Option Agreement and accompanied by the proof of satisfaction (if not sent earlier) of the Completion of the Consultation Process. Such proof

4.

of consultation shall be (i) the minutes / an excerpt of the minutes of the Works Council and European Works Council meetings formulating their opinion on the proposed transaction, or, only if such minutes of extract cannot be provided in the three (3) Business Days following the end of the Consultation Process, (ii) a letter from Vantiva CEO certifying that the social and economic committee of Vantiva SA and the European Works Council delivered their opinion on the proposed transaction but that the minutes are not yet available, or (iii) a letter from Vantiva CEO certifying that the social and economic committee of Vantiva SA and/or the European Works Council have not formulated an opinion on the proposed transaction within the legal deadlines provided for in articles L.2312-15, L.2312-16, R.2312-5 and R.2312-6 of the French Labor Code (Code du travail) and/or the reasonable period set out in Article 2.3 of the Amendment dated 10 May 2006 to the European works council Charter dated 29 May 2000.

4.2

If no Exercise Notice has been given by the Beneficiary within the Exercise Period, the Beneficiary shall be deemed to have irrevocably waived its right to exercise the Call Option and the Call Option Agreement shall lapse, subject to (i) the Break-Up Fee (as defined below) being due by the Beneficiary, (ii) the potential liability of either Party in case of a Willful Breach of its obligations under this Call Option Agreement prior to such date, and (iii) the provisions of Article 11 that shall continue to apply.

5.	BREAK-UP FEE

5.1

In the event of any termination or lapse of this Call Option Agreement (including, for the avoidance of doubt, if the Beneficiary does not sign one or several of the Transaction Documents) for any reason whatsoever (including pursuant to Section 2.3(b)(i), Section 4.2 or Section 10.1), other than as a result of (x) the execution of the Purchase Agreement as provided in Section 10.1(i) or (y) the occurrence of a Beneficiary MAE Termination, the Beneficiary shall pay to the Grantor, upon its first request, a lump sum of €5,000,000 (the “Break-Up Fee”).

5.2

The Grantor’s receipt in full of the Break-Up Fee, in circumstances where the Break-Up Fee is owed pursuant to this Section 5, shall constitute the sole and exclusive monetary remedy of the Grantor against the Beneficiary and its Affiliates and any of their respective Subsidiaries, Affiliates and other Representatives for all Losses suffered as a result of the termination of this Call Option Agreement in accordance with Section 10, and upon payment of such amount, none of Beneficiary, its Affiliates and their respective Subsidiaries, Affiliates and other Representatives shall have any further liability or obligation relating to or arising out of this Call Option Agreement or the transactions contemplated by this Call Option Agreement, save for damages that may be due to the Grantor in the event of a Willful Breach by the Beneficiary of one or several of its material obligations hereunder. The Parties acknowledge and agree that the agreements contained in this Section 5 are an integral part of the transactions contemplated herein, and that, without these agreements, the Parties would not otherwise enter into this Agreement. Accordingly, if the Beneficiary fails to pay the Break-Up Fee pursuant to Section 5.1 on or prior to the date such amount is due hereunder, and, in order to obtain such payment, the Grantor commences a Proceeding that results in a final, non-appealable judgment against the Beneficiary for the payment of all or any portion of such amounts, the Beneficiary shall pay, or cause to be paid, to the Grantor, interest on such amount at an annual rate equal to 8%, which shall accrue from such date through the date such payment is actually delivered to the Grantor or its designee. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the prevailing party in connection with such Proceeding shall be paid by the non-prevailing party.

5.

6.	COVENANTS

6.1

The Grantor undertakes to comply, as from the date of this Call Option Agreement and subject to compliance with applicable Laws, with the provisions of Section 2.7 (Restructuring Activities), Section 6.1 (Operation of the Business), Section 6.2 (Access to Information; Confidentiality), Section 6.4 (Public Disclosures) and Section 6.17 (Proxy Statement; Buyer Prospectus; Buyer Shareholder Approval) of the Purchase Agreement (in each case, to the extent applicable prior to Closing) as if such Sections were in full force and effect as of the date of this Call Option Agreement (notwithstanding that the applicable covenant in the Purchase Agreement may contemplate performance only from and after the Agreement Date).

6.2

Reciprocally, the Beneficiary shall undertake to comply, as from the date of this Call Option Agreement and subject to compliance with applicable Laws, with the provisions of Section 6.2 (Access to Information; Confidentiality), Section 6.4 (Public Disclosures), Section 6.17 (Proxy Statement; Buyer Prospectus; Buyer Shareholder Approval), Section 6.24 (Buyer Ordinary Share Issuances) and Section 6.25 (Voting Commitments) of the Purchase Agreement (in each case, to the extent applicable prior to Closing) as if such Sections were in full force and effect as of the date of this Call Option Agreement (notwithstanding that the applicable covenant in the Purchase Agreement may contemplate performance only from and after the Agreement Date).

6.3

In view of satisfying the conditions precedent provided for in Article 7 (Conditions to Closing) of the Purchase Agreement, the Parties undertake to comply, to the extent legally permitted, as from the date of this Call Option Agreement, with their obligations under Section 6.3 (Necessary Efforts; No Inconsistent Action) of the Purchase Agreement as if it were in full force and effect as of the date of this Call Option Agreement. In particular, the Parties shall, as soon as reasonably possible, within the limits authorized by law and regulations, and subject to having obtained as soon as possible all necessary or useful information from the Grantor as the case may be, initiate or ensure that it initiates the necessary proceedings toward the competent Authorities.

7.	ANNOUNCEMENT

Upon the execution of this Call Option Agreement, the Grantor and the Beneficiary shall each release separate press releases with respect to the transactions contemplated by this Call Option Agreement, in accordance with the draft press releases attached in Schedule 3. It is hereby specified that all other communications of the Parties shall solely reflect the terms of the press releases attached in Schedule 3 (subject to any written agreement to the contrary of the Parties).

8.	REPRESENTATIONS AND WARRANTIES OF THE GRANTOR

The Grantor represents and warrants to the Beneficiary the representations and warranties set forth in Article 4 of the Purchase Agreement (Representations and warranties of Seller), subject to the information provided in the Disclosure Letter. For the avoidance of doubt, if the Beneficiary exercises the Call Option, the representations and warranties of the Seller set forth in Article 4 of the Purchase Agreement shall not be reiterated on the date of execution of the Purchase Agreement.

9.	REPRESENTATIONS AND WARRANTIES OF THE BENEFICIARY

The Beneficiary represents and warrants to the Grantor the representations and warranties set forth in Article 5 of the Purchase Agreement (Representations and warranties of Buyer). For the avoidance of doubt, if the Beneficiary exercises the Call Option, the representations and warranties of the Buyer set forth in Article 5 of the Purchase Agreement shall not be reiterated on the date of execution of the Purchase Agreement.

6.

10.	TERM

10.1

This Call Option Agreement shall automatically terminate without any action on the part of either Party on the earlier of (i) the date of execution of the Purchase Agreement, (ii) the expiry of the Exercise Period if the Call Option has not been exercised, and (iii) December 18, 2023.

10.2	Notwithstanding the termination of this Call Option Agreement, Article 5 and Article 11 (and the corresponding definitions as the case may be) shall continue to apply.

10.3

For the avoidance of doubt and notwithstanding anything contrary, if this Call Option Agreement is terminated for any reason other than an execution of the Purchase Agreement, no exclusivity provision whatsoever shall apply to the Grantor to the benefit of the Beneficiary.

11.	MISCELLANEOUS

Sections 11.1 (Notices), 11.4 (Severability), 11.5 (Counterparts), 11.6 (Assignment; Third Party Beneficiaries), 11.7 (Amendment; Waiver), 11.8 (Specific Performance), 11.9 (Governing Law), 11.10 (Consent to Jurisdiction), 11.11 (Entire Agreement), 11.12 (No Joint Venture), 11.13 (Limitations on Liability), 11.14 (Waiver of Jury Trial), 11.15 (Retention of Counsel), 11.16 (Rules of Construction) of the Purchase Agreement are incorporated into this Call Option Agreement by reference, and shall be construed as Sections of this Call Option Agreement, fully applicable to the provisions contained herein.

IN WITNESS WHEREOF, the Parties have caused this Call Option Agreement to be duly executed as of the date first above written.

7.

CALL OPTION AGREEMENT

COMMSCOPE HOLDING COMPANY, INC.

By:	/s/ Charles L. Treadway
Name:	Charles L. Treadway
Title:	Chief Executive Officer

Date:	October 2, 2023

CALL OPTION AGREEMENT

VANTIVA SA

By:	/s/ Luis Martinez-Amago
Name:	Mr. Luis Martinez-Amago
Title:	Chief Executive Officer

Date:	October 2, 2023